Filed by: LTX-Credence Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: LTX-Credence Corporation
Commission File No. 000-10761

This document was first given to LTX-Credence Corporation Employees on November 18, 2010.

Verigy & LTX-Credence Key Messages Framework

Document Purpose

This document provides the key messages to be used as the basis for all communications to all audiences regarding the merger of Verigy and LTX-Credence. Additional information on focusing these key messages for various audiences will be provided as appropriate.

Background

The STE industry has seen much consolidation over the last several years. Additional consolidation, while not necessary to benefit the financial health of the industry, is attractive for strategic reasons to challenge for the number one position in the market. It has become clear to both organizations that by combining their respective strengths, they could build a company that could better service the worldwide semiconductor test market and challenge for the market leadership position, while creating a financially stronger company and increasing shareholder value. The result of the combination will be a Company with products serving all of the major semiconductor markets, the largest installed base of test equipment in the vital Asia market, technical leadership in key market segments, and a world-class, global customer support network.

Quick Facts

General

•	Verigy and LTX-Credence have signed a definitive agreement to join forces, under which the companies will be combined in a tax-free, all-stock transaction, as announced publicly on November 18, 2010.

•	Verigy and LTX-Credence management are developing plans to integrate the companies to build a next generation test company.

•	Expecting increased efficiencies and annual synergies of approximately $25 million, at the end of the integration period.

•	The new company name will be Verigy, the logo and ticker will remain the same.

Organization

•	The Chairman of the Board for the new company will be Keith Barnes, the current Chairman and CEO of Verigy.

•

The CEOs of the new company will be Jorge Titinger, the current President and COO of Verigy, and David Tacelli, the current CEO and President of LTX-Credence, each with specific areas of responsibility.

•	The CEOs will determine the leadership structure within the first 90 days post-close.

•

The board of directors of the new company will include seven directors from Verigy and five directors from LTX-Credence, consistent with pro forma ownership of shareholders. Both David Tacelli and Jorge Titinger will be members of the Board.

LTX-Credence CONFIDENTIAL	Page 1 of 5

Verigy & LTXC Key Messaging Framework

Term

•

LTX-Credence shareholders will receive a fixed exchange ratio of 0.96 shares of Verigy common stock for each share of LTX-Credence they own. Verigy shareholders will own 56% of the combined company and LTX-Credence shareholders will 44% of the combined company.

•	The transaction is subject to approval by both companies’ shareholders, the satisfaction of customary closing conditions, and regulatory review and approvals, including antitrust agencies.

•	Pending regulatory approval, the companies expect the transaction to be completed within the first half of calendar 2011.

Financial Performance

•	At the end of the integration period, the combination will drive efficiencies associated with operating a larger business, with expected annual synergies of approximately $25 million.

•	We expect the full integration to take between 12-18 months after the close of the deal. However, majority of the synergies will be realized during the first year.

•	The deal is expected to be immediately accretive excluding deal-related charges.

LTX-Credence CONFIDENTIAL	Page 2 of 5

Verigy & LTXC Key Messaging Framework

Messaging at a Glance

Overall Message:

Combining strengths to create a leading provider of innovative, cost-optimized solutions across the full spectrum of semiconductor devices and enabling customers to implement best in class test strategies to maximize their profitability.

The new company will address the broad, divergent test requirements of the wireless, computing, automotive, industrial and entertainment market segments, including both SOC and memory technologies.

•       Focus on innovation to deliver cost optimized test solutions

•       Rapid time to volume deployments {time to test}

•       Proven test technology available now

•       Broad, intelligent deployment of support resources and infrastructure

•       Products such as portable computing, portable media players, gaming, DVR, HDTV, tablets/netbooks automobile infotainment systems and GPS, mobile phones/Smartphones, and products emerging from the visual mobile transformation wave.

•       Serving a mix of market areas such as high performance digital, memory, power management, RF wireless, audio, video and processors through product platforms and test cell solutions.

Supporting Point 1: Company Built to address the new dynamics of consumer-driven market segments	Supporting Point 2: Products Deliver an enhanced solutions portfolio that includes leading technology as well as cost-optimized products	Supporting Point 3: Support Provide broad, intelligently deployed support resources and infrastructure

An extended description of each of these supporting points is provided on the following pages.
Supporting Point 4: Shareholder Value Structured for consistently strong financial performance in a highly cyclical industry

Supporting Point 1: Company

Built to address the new dynamics of consumer-driven market segments
Strong leadership	Critical mass	Lean operations & financial stability

•       Experienced executive team with a proven track record in building profitable ATE organizations in volatile market conditions

•       BOD focused and aligned with new company dynamics and support requirements. Committed to full integration and smooth transition.

•       Experienced employee base with proven knowledge and abilities to solve critical test challenges

•       Size and scope necessary to provide comprehensive solutions to our customers across all semiconductor market segments

•       Bringing together two of the industry’s most highly skilled and experienced R&D teams, under a common focus and direction

•       Large support network in critical geographic regions

•       Large installed base of test equipment with OSATs and IDMs

•       Diverse customer base with strong competitive position at each of the top 20 semiconductor companies

•       Focused on delivering industry leading financial performance cross cycle

•       Accelerates drive to the next level of a lean organization by rationalizing product portfolio, maintaining low SG&A, and minimizing break even levels

•       Efficient, simplified supply chain

•       Shared contract manufacturer

LTX-Credence CONFIDENTIAL	Page 3 of 5

Verigy & LTXC Key Messaging Framework

Supporting Point 2: Products

Deliver an enhanced solutions portfolio that includes leading technology as well as cost-optimized products
Established products	Investment protection	Cost focused roadmap development

•       Recognized leadership deployment of critical test technologies, including:

•       Computing and Graphics Processing

•       Memory- DRAM, Flash

•       High-speed memory

•       RF wireless and digital signal processing techniques

•       Power management

•       High performance analog

•       Low cost, high-density digital

•       Wafer probe

•       Software usability and performance

•       Large installed base throughout Asia

•       Combined portfolio with minimal product and applications overlap

•       Maintains and enhances investment protection of installed base while extending the total range of applications, products and price points

•       Management focus on intelligent integration of product lines for customer benefit

•       Leverage existing technologies across all product lines

•       Based on a comprehensive understanding of test in mid-high end SOC and cost sensitive markets

•       Innovative test products and techniques that enable cost effective testing of all consumer electronics application types, regardless of test strategy

•       Leverages leadership in critical technologies

Supporting Point 3: Support

Provide broad, intelligently deployed support resources and infrastructure
Continuity of existing relationships	Development support to reduce time to production test release	Local manufacturing support for customers	Global strength of direct channel, enhanced by certified third-party support network

•       Minimal overlap in customers and market segments

•       Where customers are shared, applications often differ

•       New company will maintain continuity of all customer sales, service and support relationships

•       Large applications team strategically located across North America, Europe and Asia

•       Dedicated to enabling rapid application development and release of customer devices

•       Broad skill set optimized for consumer electronics market

•       Established software tools with broad user base

•       Expanded resources and infrastructure located and managed worldwide

•       Dedicated technical support teams for on-site manufacturing support

•       Enhanced regional spares and logistics support centers

•       Broad range of support programs for operational efficiency

•       Established and experienced local sales and support specialists

•       Dedicated repair infrastructure and specialists

•       Long term relationships with legacy ATE providers for uninterrupted product sales, support and enhancements

•       Regional applications providers

LTX-Credence CONFIDENTIAL	Page 4 of 5

Verigy & LTXC Key Messaging Framework

Supporting Point 4: Shareholder Value

Structured for consistently strong financial performance in consumer-driven market segments
Market share	Improved Business Model	Strong Balance sheet

•     Creates a broader presence in the SOC test market

•     Creates a Company that offers a more comprehensive product portfolio,

•     Significant share at blue chip customers, including ASE, Broadcom, Maxim, NVIDIA, Qualcomm , STATSChipac, ST Micro, Texas Instruments, TSMC

	• Expected synergy savings of $25M annually • Immediately accretive	• Two companies with strong balance sheets • More than $500M in cash, $400M of net cash

LTX-Credence CONFIDENTIAL	Page 5 of 5

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the transaction; future financial and operating results; our expectations about the ability of the combined company to deliver significant value to our customers, shareholders and employees; the ability of the combined company to be a stronger competitor and innovator of test cell solutions, to drive sustainable long-term growth and to be a major challenger for leadership in the semiconductor test industry; benefits of the transaction to customers, shareholders and employees; potential synergies, including the timing of the realization of such synergies, and cost savings resulting from the transaction; expectations about the combined company’s board composition; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this document.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

This document may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the joint proxy statement/prospectus when it becomes Available because it will contain important information about Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7 percent, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTXCredence’s directors and executive officers beneficially owned approximately 1,904,204 shares, or 3.9 percent, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s website at www.sec.gov and from Verigy and LTXCredence, respectively, at the e-mail addresses and phone numbers listed above.